For Further Information:

Investor Contact:	Gary Frazier

(203) 459-7331

Media Contact:	Maria Gordon-Shydlo

(203) 459-7674

FOR IMMEDIATE RELEASE

OXFORD HEALTH PLANS, INC.
ANNOUNCES SECOND QUARTER 2002 RESULTS

Diluted EPS of $0.58 per share including Charges of $0.17 per share
Commercial Membership Growth of 34,000 During the Quarter

         TRUMBULL, CONNECTICUT, AUGUST 1, 2002 Oxford Health Plans, Inc. (NYSE: OHP) announced today net income of $52.9 million, or $0.58 per diluted common share, for the quarter ended June 30, 2002, compared to net income of $74.8 million, or $0.73 per diluted common share, for the same period last year. The results for the quarter include certain pretax charges of $26.5 million, or $0.17 per diluted common share, related to termination of a computer outsource contract with CSC and reduction in the carrying value of the Company’s investment in MedUnite.

         Revenue for the quarter was $1.22 billion, compared to $1.11 billion in the second quarter last year. Fully insured commercial membership for Oxford increased by approximately 34 thousand members during the second quarter, excluding recently acquired MedSpan commercial membership. The medical loss ratio (“MLR”) for the quarter was 81.2% compared to 81.7% in the prior year quarter. The administrative loss ratio was 12.6% for the quarter, including 1.3% related to the computer outsourcing contract termination, compared to 10.8% for the second quarter of last year. “Excellent enrollment gains and positive underwriting results demonstrate our leadership in our marketplace. We believe our focus on making quality healthcare accessible and affordable will lead to continued growth in our health plans,” said Chairman and Chief Executive Officer, Norman C. Payson, M.D.

         The Company reported cash flow from operations of $133.6 million for the quarter, compared to $76.7 million for the prior year period. As of June 30, 2002, the Company had approximately $1.38 billion in current cash and marketable securities, including approximately $203 million at the Parent Company. In July, the Parent Company received $53 million in dividends from its New York and New Jersey health plans based on their financial results for the first quarter of 2002, bringing year-to-date dividend receipts by the Parent Company to $190 million. Oxford repurchased 365 thousand shares for $16.3 million in the second quarter of this year, bringing total open market repurchases to 15.2 million shares in the past year. “The Company continues to expect to make open market purchases and purchases of shares in privately negotiated transactions from time to time dependent on market conditions as well as other considerations,” said Kurt B. Thompson, Chief Financial Officer.

         Commenting on the pretax charges, Thompson added, “The charges in the period included $15.5 million related to the termination of the CSC computer-outsourcing contract which we discussed during our first quarter conference call. Approximately $7.7 million represented primarily a non-cash write-down in carrying value of certain computer systems that will no longer be used in operations as a result of the termination. The remaining $7.8 million represented negotiated contract termination payments that will be made over the next 30 months. The second charge in the period is a result of an impairment reserve against the cost basis of the Company’s investment in MedUnite, a connectivity technology company.” This $11 million non-cash pre-tax valuation charge has been reflected in investment and other income, net, in the consolidated statement of income for the period ended June 30, 2002.

         As previously announced, the Company will hold a conference call today, August 1, 2002 at 10 a.m. (Eastern Time) to review these results as well as discuss the outlook for the remainder of 2002. The conference call can be accessed by dialing 1-888-677-8170 (using the passcode “Oxford”) at least 10 minutes prior to the start of the call. Individuals who dial in will be asked to identify themselves and their affiliations. Investors, analysts and the public are also invited to listen to the conference call over the Internet by visiting our website at www.oxfordhealth.com. To listen to this call live on the Internet, visit the investor page of Oxford’s Web site at least 20 minutes early (to download and install any necessary audio software). A replay of the call will be available from August 1 through August 8, by dialing 402-998-1719 and using the passcode 0801.

         Founded in 1984, Oxford Health Plans, Inc. provides health plans to employers and individuals primarily in New York, New Jersey and Connecticut, through its direct sales force, independent insurance agents and brokers. Oxford’s services include traditional health maintenance organizations, point-of-service plans, third party administration of employer-funded benefits plans and Medicare plans.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release, including statements concerning the Company’s future fully-insured commercial enrollment growth, share repurchase program, and other statements contained herein regarding matters that are not historical facts, are forward-looking statements as defined in the Securities Exchange Act of 1934; and because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	Changes in Federal or State regulation relating to health care and health benefit plans, including proposed patient protection legislation and mandated benefits.

•	The state of the economy.

•	The impact of the September 11, 2001 terrorist attacks, subsequent cases of anthrax infection or exposure, and any future acts of terrorism or war.

•	Rising medical costs or higher utilization of medical services, including higher out-of-network utilization under point-of-service plans and new drugs and technologies.

•	Competitive pressure on the pricing of the Company’s products, including acceptance of premium rate increases by the Company’s commercial groups.

•	Higher than expected administrative costs in operating the Company’s business and the cost and impact on service of changing technologies.

•	The ability of the Company to maintain risk transfer, risk sharing, incentive and other provider arrangements and the resolution of existing and future disputes over the reconciliations and performance under such arrangements.

•	Any changes in the Company’s estimates of its medical costs and expected cost trends.

•	The impact of future developments in various litigation (including pending class and derivative actions filed against the Company and certain of its officers and directors, and other proceedings commenced against the Company and several employees by certain healthcare providers), class actions in Connecticut, New Jersey and New York and related litigation by the Connecticut Attorney General, regulatory proceedings and other governmental action (including the ongoing examination, investigation and review of the Company by various Federal and State authorities).

•	The Company’s ability to renew existing members and attract new members.

•	The Company’s ability to develop processes and systems to support its operations and any future growth and administer new health care benefit designs.

•	Those factors included in the discussion under the caption “Business — Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and its Quarterly Report on Form 10-Q for the period ended March 31, 2002.

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
As of June 30, 2002 and December 31, 2001
(In thousands, except share data)

	June 30,	Dec. 31,
	2002	2001

Current assets:

Cash and cash equivalents	$270,832	$345,530

Investments — available-for-sale, at market value	1,110,727	961,652

Premiums receivable, net	42,699	37,127

Other receivables	28,046	24,678

Prepaid expenses and other current assets	7,647	3,450

Deferred income taxes	68,552	83,416

Total current assets	1,528,503	1,455,853

Property and equipment, net	23,525	35,084

Deferred income taxes	18,869	8,348

Restricted cash and investments	58,736	58,813

Goodwill and other intangible assets	28,140	3,302

Other noncurrent assets	7,686	15,325

Total assets	$1,665,459	$1,576,725

Liabilities and Shareholders’ Equity

Current liabilities:

Medical costs payable	$691,759	$595,064

Current portion of long term debt	28,438	26,250

Trade accounts payable and accrued expenses	137,810	116,601

Unearned revenue	139,980	201,225

Income taxes payable	10,204	47,789

Total current liabilities	1,008,191	986,929

Long-term debt	112,447	126,876

Contingencies

Shareholders’ equity:

Preferred stock, $.01 par value, authorized 2,000,000 shares	—	—

Common stock, $.01 par value, authorized 400,000,000 shares; issued and outstanding 104,766,850 shares in 2002 and 100,353,007 shares in 2001	1,048	1,004

Additional paid-in capital	702,763	605,661

Retained earnings	339,481	215,165

Accumulated other comprehensive income	14,469	7,587

Treasury stock, at cost	(512,940)	(366,497)

Total shareholders’ equity	544,821	462,920

Total liabilities and shareholders’ equity	$1,665,459	$1,576,725

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES
Consolidated Income Statements
For the Three and Six Months Ended June 30, 2002 and 2001
(In thousands, except per share, per member per month and membership highlights data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2002	2001	2002	2001

Revenues:

Premiums earned	$1,202,593	$1,077,339	$2,346,737	$2,132,627

Third-party administration, net	4,660	3,306	8,484	6,382

Investment and other income, net	13,991	29,361	35,155	49,474

Total revenues	1,221,244	1,110,006	2,390,376	2,188,483

Expenses:

Health care services	976,764	879,909	1,891,205	1,719,073

Marketing, general and administrative	151,979	116,556	282,167	235,087

Interest and other financing charges	2,760	5,226	5,968	11,285

Total expenses	1,131,503	1,001,691	2,179,340	1,965,445

Earnings before income taxes	89,741	108,315	211,036	223,038

Income tax expense	36,868	33,516	86,720	80,667

Net earnings	$52,873	$74,799	$124,316	$142,371

Earnings per common share — basic	$0.60	$0.76	$1.42	$1.44

Earnings per common share — diluted	$0.58	$0.73	$1.35	$1.38

Weighted-average common shares — basic	87,978	98,867	87,704	98,660

Dilutive effect of stock options	3,912	4,124	4,344	4,685

Weighted-average common shares — diluted	91,890	102,991	92,048	103,345

Selected Information

Medical loss ratio	81.2%	81.7%	80.6%	80.6%

Administrative loss ratio	12.6%	10.8%	12.0%	11.0%

Earnings before income taxes, financing charges, depreciation and amortization (“EBITDA”)	$97,287	$118,327	$227,165	$242,894

PMPM premium revenue	$262.37	$246.83	$260.72	$245.10

PMPM medical expense	$213.10	$201.60	$210.11	$197.57

Fully insured member months	4,583.7	4,364.7	9,000.8	8,701.2

	As of June 30,

Membership Highlights	2002	2001

Freedom and Liberty Plans	1,236,000	1,151,900

HMO	233,600	219,000

Total Fully Insured Commercial	1,469,600	1,370,900

Medicare	68,900	85,200

Third-party Administration	63,300	55,900

Total Membership	1,601,800	1,512,000

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Three and Six Months Ended June 30, 2002 and 2001
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2002	2001	2002	2001

Cash flows from operating activities:

Net income	$52,873	$74,799	$124,316	$142,371

Adjustments to reconcile net earnings to net cash provided by operating activities:

Depreciation and amortization	5,537	5,844	10,715	9,629

Noncash income	(3,804)	—	(7,604)	—

Noncash charges	26,532	—	26,532	—

Deferred income taxes	(358)	30,199	5,543	76,789

Realized gain on sale of investments	(4,145)	(10,764)	(6,521)	(12,582)

Changes in assets and liabilities (net of balances acquired):

Premiums receivable	14,262	10,604	(1,901)	9,309

Other receivables	(4,559)	4,740	(3,368)	54,562

Prepaid expenses and other current assets	(1,307)	143	35	(229)

Medical costs payable	60,670	(8,558)	72,168	(4,799)

Trade accounts payable and accrued expenses	(5,737)	(14,901)	(18,728)	(14,689)

Unearned revenue	(14,525)	(17,880)	(56,144)	11,693

Income taxes payable	8,015	—	(1,584)	—

Other, net	121	2,325	(2,532)	1,875

Net cash provided by operating activities	133,575	76,551	140,927	273,929

Cash flows from investing activities:

Capital expenditures	(2,828)	(5,568)	(6,287)	(10,619)

Purchases of investments	(385,017)	(661,585)	(834,638)	(850,726)

Sales and maturities of investments	337,921	653,219	725,356	785,400

Acquisitions, net of cash acquired	610	(14,317)	(1,288)	(14,317)

Other, net	(24)	274	(24)	274

Net cash used by investing activities	(49,338)	(27,977)	(116,881)	(89,988)

Cash flows from financing activities:

Proceeds from exercise of stock options	11,123	8,646	27,327	13,084

Redemption of notes payable	(6,563)	(5,468)	(13,126)	(10,937)

Payments under capital leases	—	(1,862)	—	(3,765)

Payment of withholding tax on option exercises	—	—	(24,056)	—

Purchase of treasury shares	(16,789)	—	(88,889)	—

Net cash provided (used) by financing activities	(12,229)	1,316	(98,744)	(1,618)

Net increase (decrease) in cash and cash equivalents	72,008	49,890	(74,698)	182,323

Cash and cash equivalents at beginning of period	198,824	331,065	345,530	198,632

Cash and cash equivalents at end of period	$270,832	$380,955	$270,832	$380,955

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES
Changes in Medical Costs Payable
For the Six Months Ended June 30, 2002 and 2001
(In millions)

		Amounts Relating to Claims
Six Months Ended June 30, 2002:		Incurred During

	Total	2002	2001 and Prior

Balance as of December 31, 2001	$595.1	$—	$595.1

Components of health care services expense:

Estimated costs incurred	1,905.5	1,905.5	—

Estimate changes	(14.3)	—	(14.3)

Health care services expense	1,891.2	1,905.5	(14.3)

Payments for health care services (1)	(1,794.5)	(1,332.0)	(462.5)

Balance as of June 30, 2002	$691.8	$573.5	$118.3

(1)	Included in 2002 payments are approximately $26.5 million of acquired MedSpan medical costs payable.

		Amounts Relating to Claims
Six Months Ended June 30, 2001:		Incurred During

	Total	2001	2000 and Prior

Balance as of December 31, 2000	$612.9	$—	$612.9

Components of health care services expense:

Estimated costs incurred	1,736.3	1,736.3	—

Estimate changes	(17.2)	—	(17.2)

Health care services expense	1,719.1	1,736.3	(17.2)

Payments for health care services	(1,723.9)	(1,257.7)	(466.2)

Balance as of June 30, 2001	$608.1	$478.6	$129.5